ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius / Joe McCann – Legal

Nudrat Salik / Daniel Gordon – Accounting

Re:	AgenTus Therapeutics, Inc. (n/k/a MiNK Therapeutics, Inc.)

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 18, 2021

CIK No. 0001840229

Ladies and Gentlemen:

On behalf of MiNK Therapeutics, Inc. (f/k/a AgenTus Therapeutics, Inc., the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement confidentially submitted to the Commission on January 22, 2021 (the “Registration Statement”). Marked copies, which reflect changes to the above-referenced Amendment No. 1 to the Draft Registration Statement as confidentially submitted on March 18, 2021 (“Amendment No. 1”), are being furnished supplementally for the convenience of the staff of the Commission (the “Staff”). The Registration Statement has been revised in response to the comment letter to Garo H. Armen, Ph.D., Chairman of the Board of Directors of the Company, dated April 1, 2021, from the Staff regarding Amendment No. 1, as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated April 1, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amendment No. 2.

Securities and Exchange Commission	- 2 -	July 28, 2021

Cover Page

1.    With reference to prior comment 2, please revise the cover page to highlight that you will continue to be a subsidiary of Agenus Inc. following the offering.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to reflect that it will continue to be a subsidiary of Agenus Inc. following this offering.

Key Features of Our INTELLIGENT iNKT Cells, page 6

2.    We note your amended disclosure in response to prior comment 5. With a view to revised disclosure in the Summary and Business sections, please tell us whether the highlighted key features of your INTELLIGENT iNKT cells are supported by preclinical data. In this regard, the key features discussed in the Summary appear generally applicable to iNKT cells. In addition, we note that your risk factor heading on page 21 references results of preclinical studies for AGENT-797; however, we do not see discussion in the Business section regarding any such results.

Response to Comment 2:

In response to the Staff’s comment, the Company has removed the highlighted key features disclosure of our iNKT cells from the Summary section. The Company has revised page 17 of the Registration Statement to remove the potential implication that there are current results of preclinical studies for AGENT-797.

Intellectual Property, page 100

3.    We note your revised disclosure in response to comment 22. Please further revise to clarify the jurisdiction of the in-licensed patent from Agenus.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement to clarify the jurisdiction of the in-licensed patents from Agenus.

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Securities and Exchange Commission	- 3 -	July 28, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7663 or Thomas J. Danielski of our offices at (617) 235-4961.

Very truly yours,

/s/ Zachary R. Blume
Zachary R. Blume

cc:	Garo Armen (MiNK Therapeutics, Inc.)
Jennifer S. Buell (MiNK Therapeutics, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)